THE FULCRUM TRUST
                                    OTHER INFORMATION
SHAREHOLDER  VOTING  RESULTS:  (UNAUDITED)

A special meeting of the Trust's shareholders was held on November 10, 1999 at which shareholde approved one proposal. The voting results were as follows:

Proposal 1 To approve a new Portfolio Manager Agreement, pursuant to which Bee & Associa Incorporated would continue to serve as Portfolio Manager for the Internation


                                     Shares        Shares      Percent of Shares
                      Shares For     Against      Abstaining   Voted
International Growth   282,013         716          9,702      100.00%